Exhibit 99.1

[DELUXE LOGO]	Deluxe Corporation P.O. Box 64235 St. Paul, MN 55164-0235 (651) 483-7111

N E W S R E L E A S E
May 17, 2004	For additional information: Stuart Alexander Vice President Investor Relations (651) 483-7358

Deluxe to Acquire New England Business Service Acquisition Substantially Strengthens Deluxe in Small Business Segment;	Douglas J. Treff Senior Vice President Chief Financial Officer (651) 787-1587
Significant Synergies Expected to Deliver Cost Efficiencies, Earnings Accretion and Enhanced Cash Flow

St. Paul, Minn.-Deluxe Corporation (NYSE: DLX) announced today that it has entered into a definitive agreement to acquire New England Business Service, Inc. (NYSE: NEB), a Groton, Mass.-based leading provider of products and services to small businesses. Under the terms of the agreement, Deluxe will pay $44.00 in cash for each New England Business Service (NEBS) share and will assume NEBS’ outstanding debt, which is estimated to total approximately $160 million at June 30, 2004. The acquisition is expected to close within 60 days and be accretive to Deluxe’s earnings and cash flow for fiscal year 2005. It is expected to add between $.35 and $.45 in earnings per share and between $115 million and $130 million in earnings before interest, taxes, depreciation and amortization to Deluxe’s 2005 financial performance.

“The acquisition of NEBS creates a tremendous opportunity to better serve the small business segment,” said Lawrence J. Mosner, chairman and chief executive officer of Deluxe. “The combined companies will serve more than 6 million small business customers with a broad range of products and services that address their everyday needs. As importantly, we are confident that the acquisition will deliver terrific value to our shareholders. By bringing these two companies together, we plan to realize cost synergies exceeding $25 million annually beginning in 2005. These synergies will be realized through eliminating redundancies, leveraging our shared services environment, and enhancing productivity by implementing lean principles and sharing best practices. In addition, we will introduce products across channels, thereby enhancing our product and service offerings to small businesses.” Deluxe estimates that the combined company will generate annual revenues of nearly $2 billion.

The transaction will be structured as a tender offer for NEBS shares. In accordance with the terms of the agreement, not later than May 26, 2004, a wholly owned subsidiary of Deluxe will offer to acquire all of the outstanding shares of NEBS common stock at $44.00 per share in cash. The tender offer will be subject to at least 67 percent of the outstanding NEBS shares, on a fully diluted basis, being validly tendered and not withdrawn. The tender offer will also be subject to regulatory approvals and other customary conditions. Any shares not acquired in the tender offer will be acquired at $44.00 per share in cash in a subsequent merger.

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Richard T. Riley, president and chief executive officer of NEBS, said, “We are pleased to be joining forces with Deluxe. Our two companies have many similarities, including closely aligned company cultures and a focus on helping small businesses manage, promote and grow their business. Combining forces creates a strong national presence for small business products and services, unparalleled in this industry segment today. This will enable the combined business to compete more effectively and grow more rapidly and profitably than they could as separate companies.”

Goldman, Sachs & Co. acted as financial advisor to Deluxe; Morgan Stanley acted as financial advisor to NEBS.

About Deluxe Corporation

Deluxe Corporation provides personal and business checks, business forms, labels, personalized stamps, fraud prevention services and customer retention programs to banks, credit unions, financial services companies, consumers and small businesses. The Deluxe group of businesses reaches clients and customers through a number of distribution channels: the Internet, direct mail, the telephone and a nationwide sales force. Since its beginning in 1915, Deluxe Corporation has been instrumental in shaping the U.S. payments industry. More information about Deluxe can be found at www.deluxe.com.

About New England Business Service, Inc.

NEBS is a leading business-to-business company with approximately 3.1 million active small business customers in the United States, Canada, the United Kingdom and France. It supplies a wide variety of business products and services including checks, forms, packaging supplies, embossed foil anniversary seals and other printed material which are marketed through direct mail, telesales, a direct sales force, dealers, dedicated distributors and the Internet. NEBS also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. More information about NEBS can be found at www.nebs.com.

Conference Call Information

Deluxe will hold an open-access conference call today at 8:30 a.m. EDT (7:30 a.m. CDT) and all interested persons may listen to the call by dialing 612-326-1012. A replay of the call will be available on Deluxe’s web site at www.deluxe.com through May 24, 2004 or by calling 320-365-3844 (access code 731609).

Forward-looking statements

Statements made in this release concerning the Company’s or management’s intentions, expectations, or predictions about future results or events are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current expectations or beliefs, and are subject to risks and uncertainties that could cause actual results or events to vary from stated expectations, which variations could be material and adverse. Factors that could produce such a variation include, but are not limited to, the following: the possible inability to complete the New England Business Service, Inc. acquisition; the risks and uncertainties associated with successfully integrating the two companies; the ability to retain key personnel; the inherent unreliability of earnings, revenue and cash flow predictions due to numerous factors, many of which are beyond the Company’s control; developments in the demand for each

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companies’ products and services; relationships with major customers and suppliers; unanticipated delays, costs and expenses inherent in the development and marketing of new products and services; the impact of governmental laws and regulations; and competitive factors. Our forward-looking statements speak only as of the time made, and we assume no obligation to publicly update any such statements. Additional information concerning these and other factors that could cause actual results and events to differ materially from the Company’s current expectations are contained in the Company’s Form 10-Q for the period ending March 31, 2004.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of New England Business Service, Inc. At the time the offer is commenced, each New England Business Service, Inc. stockholder will receive a written offer to purchase shares. That document will contain important information and should be read carefully. Deluxe Corporation will also file a tender offer statement with the Securities and Exchange Commission. That statement will contain the offer to purchase along with other important information. All documents filed with the Securities and Exchange Commission can be examined free of charge at its web site (http://www.sec.gov) and will also be made available free of charge from Deluxe Corporation.

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